

02003559

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46939

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paradigm Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4100 RiverEdge Parkway -- Suite 710
(No. and Street)

Atlanta (City) Georgia (State) 30328 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Schirber 770-303-4100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Habif, Arogeti and Wynne, LLP
(Name — if individual, state last, first, middle name)

5565 Glenridge Connector, Suite 200 (Address) Atlanta (City) Georgia (State) 30342 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

See auditors' report

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, GREG SCHIRBER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARADIGM SECURITIES, LLC, as of DECEMBER 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Greg C. Schirber
Signature

V.P. / FINOP
Title

Sharon M. Jenkins
Notary Public
My Notary expires 03/03/05

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) *Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.*
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

See auditors' report



A Financial Solutions Company

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Members
of Paradigm Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of PARADIGM SECURITIES, LLC [the Company] for the year ended December 31, 2001, we considered its internal control, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

HABIF, AROGETI & WYNNE, LLP
Glenridge Highlands Two ▪ 5565 Glenridge Connector ▪ Suite 200 ▪ Atlanta, Georgia 30342
404.892.9651 ▪ Fax: 404.876.3913 ▪ www.hawcpa.com
A Summit International Affiliate ▪ Certified Public Accountants

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the accounting system and its operation that we consider to be a material weakness as defined above. The Company has a limited number of employees and all accounting functions have been concentrated on one individual. Based upon the size of the organization, the cost of additional segregation of duties would not be considered practical or reasonable in the opinion of the President. However, our study and evaluation disclosed no other conditions that we believed to be a material weaknesses. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of PARADIGM SECURITIES, LLC for the year ended December 31, 2001, and this report does not affect our report thereon dated January 17, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives except for the matter discussed in the preceding paragraph.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Atlanta, Georgia

January 17, 2002

PARADIGM SECURITIES, LLC

TABLE OF CONTENTS


HA&W

A Financial Solutions Company

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members
of Paradigm Securities, LLC

We have audited the accompanying statement of financial condition of PARADIGM SECURITIES, LLC [a limited liability company] as of December 31, 2001 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PARADIGM SECURITIES, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 9 through 17 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Habif, Arogeti & Wynne, LLP

Atlanta, Georgia

January 17, 2002

HABIF, AROGETI & WYNNE, LLP
Glenridge Highlands Two ▪ 5565 Glenridge Connector ▪ Suite 200 ▪ Atlanta, Georgia 30342
404.892.9651 ▪ Fax: 404.876.3913 ▪ www.hawcpa.com
A Summit International Affiliate ▪ Certified Public Accountants

PARADIGM SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Current assets	
Cash	$ 18,108

LIABILITIES AND MEMBERS' EQUITY

Current liability	
Accounts payable	$ 4,000
Members' equity	14,108
	$ 18,108

See auditors' report and accompanying notes

PARADIGM SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Commissions earned	$ 145,002
General and administrative expenses	
Bank fees	1,052
Commissions expense	132,900
Consultants	4,408
Legal and accounting	9,920
Office expense	30
Registration fees	10,005
Rent	1,400
Travel	299
	160,014
Loss from operations	(15,012)
Other income	
Interest income	80
Net loss	$ (14,932)

See auditors' report and accompanying notes

PARADIGM SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

Balances, beginning of the year	$ -
Contributed capital	29,040
Net loss	(14,932)
Balances, end of the year	$ 14,108

See auditors' report and accompanying notes

PARADIGM SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Increase (Decrease) In Cash

Cash flows from operating activities	
Net loss	$ (14,932)
Adjustments to reconcile net loss to net cash used by operating activities	
Changes in assets and liabilities	
Increase in accounts payable	4,000
Net cash used by operating activities	(10,932)
Cash flows from financing activities	
Contributed capital	29,040
Net increase in cash	18,108
Cash, beginning of year	-
Cash, end of year	$ 18,108

See auditors' report and accompanying notes

Note A
Summary of Significant Accounting Policies

General:

PARADIGM SECURITIES, LLC, [the Company] was organized in 2001 to serve as a registered broker-dealer and is a member of the National Association of Security Dealers, Inc.

On January 1, 2001, the Shareholders of Paradigm Securities, Inc. contributed all of its assets and liabilities to PARADIGM SECURITIES, LLC, [the Company], which has the same ownership. The initial contribution consisted of cash totaling $7,419.

Income Taxes:

The LLC has elected to be taxed as a partnership. No provision for federal and state income taxes has been made in the financial statement since the Company's profit and losses are reported on the individual members' tax returns.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note B
Related Party Transactions

The Company has entered into a management agreement in which a related party under common control will supply management services, NASD registration fees, payments for professional fees, and use of its equipment, supplies, and office space. The Company, at its sole discretion, shall pay management fees deemed fair and reasonable. This agreement will continue until one of the parties notifies the other at least one month prior to the completion of any one-year term of its desire to terminate the agreement. For the year ended December 31, 2001, the Company had $4,000 in accrued management fees, which will be paid under this management agreement. The Company made no payments during 2001 in connection with this agreement.

The Company has entered into sales agreements under which it will refer suitable and qualified persons as potential shareholders to related parties under common control in exchange for commission revenue. For the year ended December 31, 2001, the Company had $145,002 in revenue under these agreements.

Note C
Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital requirements and requires that the ratio of aggregate debt to net capital, both as defined, shall not exceed 15 to one and shall not be less than $5,000. At December 31, 2001, the Company had net capital of $14,108, which was $9,108 in excess of its required net capital. The Company's net capital ratio was .28 to one.

Note D
Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is not required to maintain a reserve account for the exclusive benefit of customers.

Note E
Major Customers/ Related Parties

The Company had commission income from two customers during 2001, which accounted for 100% of total commission income [see note B].

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PARADIGM SECURITIES, LLC as of 12/31/01

COMPUTATION OF NET CAPITAL

Line	Description		Code	Amount	Code
1.	Total ownership equity from Statement of Financial Condition			$ 14,108	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			14,108	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-0-	3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 14,108	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	( )	3620
7.	Other additions and/or allowable credits (List)			-0-	3630
8.	Net capital before haircuts on securities positions			$ 14,108	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 14,108	3750

OMIT PENNIES

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See auditors' report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PARADIGM SECURITIES, LLC as of 12/31/01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 266	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14.	Excess net capital (line 10 less 13)	$ 9,108	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 13,708	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 4,000	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$ -0-	3830
19.	Total aggregate indebtedness			$ 4,000	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 28.35%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PARADIGM SECURITIES, LLC
RECONCILIATION OF COMPUTATION OF NET CAPITAL
(RULE 15c3-1 PURSUANT TO RULE 17a-5(d)(4))
DECEMBER 31, 2001

	Net Capital	Indebtedness	Percentage of Aggregate Indebtedness to Net Capital
Company's computation	$ 14,108	$ 4,000	28.35 %
Additional expense accruals, revenue and expense adjustments	0	0	0 %
	$ 14,108	$ 4,000	28.35 %

See auditors' report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PARADIGM SECURITIES. LLC

For the period (MMDDYY) from 1/01/01 to 12/31/01

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item			Amount	Code
1. Balance, beginning of period			$ -0-	4240
A. Net income (loss)			(14,932)	4250
B. Additions (Includes non-conforming capital of	$	4262)	29,040	4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 14,108	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Item	Amount	Code
3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

3/78

See auditors' report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PARADIGM SECURITIES, LLC as of 12/31/01

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1	X	4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335]		4570
D. (k) (3)—Exempted by order of the Commission		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL $	4699		

OMIT PENNIES

Instructions: *Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.*

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

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See auditors' report

PARADIGM SECURITIES, LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2001

HABIF, AROGETI & WYNNE, LLP